SILVERMAN SCLAR SHIN & BYRNE PLLC
Attorney at Law
381 Park Avenue South, Suite 1601
New York, New York 10016
Tel. No. 212-779-8600

Telecopy Number - (212) 779-8858

                July 26, 2006

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Schedule 14A, amendment No. 1
Filed July 21, 2006
File No. 1-13441

Dear Mr. Riedler:

On behalf of Hemispherx Biopharma, Inc. (the "Company"), we hereby respond to the comments contained in your July 24, 2006 comment letter.

Proposal No. 3: Approval of the Proposal to Amend Our Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock

Comment 1. Based on the third paragraph of this section, it appears you currently have sufficient authorized shares for your outstanding options, warrants, convertible debentures, and your agreement with Fusion Capital. Do you have any plans to issue any of the 100,000,000 shares for which you are seeking shareholder approval? For example, we note that you “most likely will (i) attempt to raise capital through the sale of [your] common stock or securities convertible into or exercisable for common stock; and/or (ii) acquire additional assets.” We also note from the second paragraph in the discussion of proposal 4 that you may issue some of these shares to Fusion Capital. Please describe in your discussion of proposal 3 any plans you currently have to issue any of the shares that would be authorized through this proposal. After discussing all such plans, state that you have no other plans besides the plans that are discussed in your filing.

Jeffrey Riedler
July 26, 2006
Page - 2

Response: The Company has no current plans to issue any of the 100,000,000 shares for which it is seeking stockholder approval. It is conceivable that some of these shares might be issued to Fusion Capital in the transaction described in Proposal no. 4. The Company will add the following language to the definitive Schedule14A at the end of the paragraph 5 in Proposal No. 3 when it is filed:

“It is possible that some of these shares could be issued pursuant to the Stock Purchase Agreement with Fusion Capital (see Proposal No. 4 below). We do not know the actual number of these shares that could be issued to Fusion Capital, if any, because the number of shares to be issued is based upon the future market price of our Common Stock and we have the ability to limit the number of shares purchasable under the agreement. In addition, the Stock Purchase Agreement, as amended, provides that we may not issue to Fusion Capital more than 27,386,723 shares, representing 12,386,723 shares already issued or reserved for issuance under the Purchase Agreement, plus 15,000,000 additional shares from shares authorized but not reserved for issuance and newly authorized shares should Proposal No. 3 be approved. Aside from possible issuances to Fusion Capital as discussed above, we have no current plans to issue any of the shares that would be authorized should this Proposal No. 3 be approved by our stockholders.”

Proposal No. 4: Approval of the Issuance of Common Stock to Comply with AMEX Company Guide Section 713

Comment 2.  Please state whether there is a possibility that Fusion Capital could obtain control of your company. For example, does your agreement with Fusion Capital include limitations on Fusion Capital’s share ownership?

Response: The Stock Purchase Agreement (the “Purchase Agreement”) contains a provision that limits Fusion Capital’s ownership of Company common stock to no more than 9.9% of the outstanding shares of common stock. Accordingly, it is not possible that Fusion Capital could obtain control of the Company. The Company will add the following language to the definitive Schedule14A in the middle of the second paragraph of the disclosure in Proposal No. 4 when it is filed:

“In addition, Fusion Capital cannot purchase common stock under the Purchase Agreement to the extent that, following such purchase and after giving effect to such purchase, it, together with its affiliates, would beneficially own in excess of 9.9% of the outstanding shares of our common stock.”

Comment 3. Please discuss the anticipated uses of the proceeds from the issuance to Fusion Capital, as required by Item 11(c)(2) of Schedule 14A. Also discuss any other reasons for the issuance, as required by Item 11(d).

Jeffrey Riedler
July 26, 2006
Page - 3

Response: The Company cannot determine the amount of proceeds that it will receive under the Purchase Agreement and, accordingly, cannot predict the amount of proceeds to be allocated to anticipated use of proceeds. The Company will add the following paragraph to the definitive Schedule14A after the second paragraph of the disclosure in Proposal No. 4 when it is filed:

“We anticipate applying the proceeds we receive from the Purchase Agreement to extend our New Brunswick facility for the production of Ampligen® and Alferon N Injection®, Research and Development and for general corporate purposes.”

The Company does not have any additional reasons for issuance of the shares pursuant to the Purchase Agreement other than to raise funds for the purposes described in response to comment no. 3.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

s/Richard Feiner

Richard Feiner